File № 82-4257

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«19» May 2004
№ 1101/3187

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04035158

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Message about material fact

– Information which can materially affect the value of the issuer's securities.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 03 2004
WASH. D.C.
158

dlw 7/6

Message about material fact

«Information about closing dates of the Issuer's Register»

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Code of material fact: 0800143911052004
6. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
7. Name of periodical edition used by the issuer for publishing messages about material facts: newspaper «Daily news. Moscow Region».
8. Category (type), series and other identification characteristics of securities:
   - Ordinary non-documentary registered shares (state registration number: 10101439B);
   - Preferred non-documentary registered shares with a fixed dividend (state registration number: 20201439B);
   - Preferred convertible non-documentary registered shares (state registration number: 20101439B);
9. Purpose for drawing up a shortlist of the registered securities' owners:
   - Compilation of a shortlist of the persons entitled to participate in the shareholders' general meeting;
   - Compilation of a shortlist of the persons entitled to receive dividends.
10. Date of drawing up a shortlist of the registered securities' owners – 11.05.2004 (at the end of operational day).
11. Date of drawing up the minutes of the Supervisory Council meeting where the decision was taken related to the date of making a shortlist of the owners of the issuer' registered securities – 12.05.2004.

Deputy Chairman of
Bank Vozrozhdeniye (OAO) A.V.Dolgopolov

May 12th 2004

Information which can materially affect the value of the issuer's securities

«Information about decisions taken by the Issuer's Board of Directors (Supervisory Council)

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about material facts: http://www.vbank.ru/akc/events.html.
6. Date of holding the meeting of the Bank's Supervisory Council – 11.05.2004.
7. Date of drawing up and the number of the minutes of the Bank's Supervisory Council meeting – 12.05.2004; #10.
8. Decisions taken by the Supervisory Council of the Bank Vozrozhdeniye (OAO):

8.1. To hold next annual shareholders' general meeting of Bank Vozrozhdeniye (OAO) in the form of a meeting (joint presence of the shareholders for discussing agenda issues and taking decisions on the issues to be voted with preliminary forwarding of ballots).

8.2. To approve the date, time and place of holding the General Meeting – 25.06.2004, 12.00 a.m.., conference room of Bank Vozrozhdeniye, Luchnikov per. 7/4, Moscow. Beginning of registration of the Meeting participants – 11.30 (Moscow time) at the location of the Meeting.

8.3. To set the date of drawing up the shortlist of the persons authorized to take part in the general meeting of shareholders (completed on the basis of the data of the Bank's shareholders register as at the end of the operational day of the registrar) – May 11th 2004.

8.4. To approve the agenda of the General Meeting of shareholders as follows:

1) Approval of the annual report, annual accounting statements, income and loss statements for the year 2003, profit distribution.
2) About dividend payment for the year 2003.
3) Approval of the Report of Supervisory Council.
4) About introduction of alterations and amendments to the Charter.
5) About approval of Regulation on the order of preparation, calling and holding of the shareholders' General Meeting of Open joint-stock company Bank Vozrozhdeniye in the new edition.
6) About approval of Regulation on Supervisory Council of Open joint-stock company Bank Vozrozhdeniye in the new edition.
7) About approval of Revision Commission of Open joint-stock company Bank Vozrozhdeniye in the new edition.

8) About approval of Regulation on the executive bodies of Open joint-stock company Bank Vozrozhdeniye.
9) About approval of transactions of interest.
10) Election of the Supervisory Council.
11) Election of the sole executive authority – Chairman of the Board (President of the Bank).
12) Election of the Revision Commission.
13) Election of the Auditor.

8.5. To propose at the General Meeting of shareholders to forward (out of the Bank's net profit upon the results of the year 2003) the amount of RR 11,963,357.00.

To propose at the General Meeting of shareholders to approve the following amount of dividend per 1 share:

- on ordinary non-documentary registered shares with nominal value RR 10 each – 5% of the nominal value;
- on preference convertible non-documentary registered shares with nominal value RR 10 each – 5% of the nominal value;
- on preference non-documentary registered shares with fixed dividend and nominal value RR 10 each – 20% of the nominal value.

To draw up the shortlist of persons authorized to receive annual dividends at the date of drawing up the shortlist of the persons authorized to take part in the annual General Meeting of shareholders – May 11th 2004.

To pay out dividends within August 20th 2004.

9. To forward the message about holding the General Meeting of shareholders to each person stated in the shortlist of persons authorized to take part in the General Meeting of shareholders by a registered letter and to publish the message about holding the General Meeting in the newspaper «Daily News. Moscow Region» not later than June 4th 2004.

10. Shareholders can get acquainted with information materials on the agenda of the General Meeting of shareholders at the location of the Bank's branches and the central office from June 4 to June 24 2004 (10.00 a.m. to 2.00 p.m. local time).

Deputy Chairman of
Bank Vozrozhdeniye (OAO) A.V.Dolgopolov

May 12th 2004